

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-mail
Mr. Arthur P. Bedrosian
Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

>   **Re: Lannett Company, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 2, 2012**
>   **File No. 333-184721**

Dear Mr. Bedrosian:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. We note that you will identify selling shareholders in a prospectus supplement. Please confirm that you have satisfied all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933. In particular, please expand the prospectus to provide the disclosure required by Rule 430B(b)(2)(iii) regarding reference to the unnamed selling security holders in a generic manner by identification of the initial offering transaction in which the securities were sold.

2. The legal opinion, filed as Exhibit 5.1 to your registration statement, includes the sentence, "This opinion is rendered only to you and is solely for your benefit in connection with the transactions covered hereby." Please note that this sentence is an impermissible limitation on reliance, since all purchasers in the offering are entitled to rely on the opinion of counsel. Please remove this statement from the legal opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Bradley S. Rodos, Esq.
        Fox Rothschild LLP
        2000 Market Street, 20th Floor
        Philadelphia, PA 19103